Santiago, July 18, 2025

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In accordance with the provisions of Articles 9 and 10 of Law No. 18,045 and as set forth in RAN 18-10, it is hereby reported that on July 17 of the current year, the Chairman of the Board of Directors of Banco Santander-Chile received a resignation letter from Mr. Rodrigo Echenique Gordillo, regular director, who is stepping down for personal reasons.

Sincerely,

Andrés Trautmann Buc
CEO